UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Wallbox N.V.

(Name of Issuer)

Class A Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N94209108

(CUSIP Number)

Orilla Asset Management, S.L.

Attn: Francisco José Riberas Mera

C/ de Alcalá 52, 3º izda.

28014 Madrid, Spain

+34 91 379 40 26

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N94209108	13D	Page 1 of 8 pages

1	Names of Reporting Persons Orilla Asset Management, S.L.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,789,479
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,789,479

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,789,479
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.1%
14	Type of Reporting Person OO

CUSIP No. N94209108	13D	Page 2 of 8 pages

1	Names of Reporting Persons Francisco José Riberas Mera
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,789,479
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,789,479

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,789,479
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.1%
14	Type of Reporting Person IN

CUSIP No. N94209108	13D	Page 3 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, nominal value €0.12 per share (the “Class A Ordinary Shares”), of Wallbox N.V., a public limited liability company organized under the laws of the Netherlands (the “Issuer”), whose principal executive offices are located at Carrer del Foc, 68, Barcelona, Spain 08038.

Item 2.	Identity and Background.

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13D is filed on behalf of:

Orilla Asset Management, S.L.

Francisco José Riberas Mera

Francisco Riberas is a citizen of Spain. The business address of Mr. Riberas is c/o Wallbox N.V. Carrer del Foc, 68 Barcelona, Spain 08038. Mr. Riberas’s present principal occupation is Director of the Issuer.

Orilla Asset Management, S.L. is organized under the laws of Spain. The business address of Orilla Asset Management, S.L. is Alcala nº 52, Piso 3º, Puerta Izquierda, Madrid 28014, Spain. Orilla Asset Management, S.L. is principally engaged in the business of investing in securities, including in securities of the Issuer. Francisco Riberas is the sole director and controlling shareholder of Orilla Asset Management, S.L., and as such, maintains voting and investment discretion with respect to the securities held.

During the last five years, the Reporting Persons have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. N94209108	13D	Page 4 of 8 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Subscription Agreements (as defined below) that pertain to the securities acquired by the Reporting Persons.

Pursuant to the September 2021 Subscription Agreement (as defined below), Orilla Asset Management, S.L. purchased 4,278,142 Class A Ordinary Shares for an aggregate price of approximately $42.8 million.

Pursuant to the November 2022 Subscription Agreement (as defined below), Orilla Asset Management, S.L. purchased 3,759,399 Class A Ordinary Shares for an aggregate price of approximately $20 million.

Pursuant to the June 2023 Subscription Agreement (as defined below), Orilla Asset Management, S.L. purchased 7,751,938 Class A Ordinary Shares for an aggregate price of approximately $20 million.

Orilla Asset Management, S.L. received income from financial investments and provision of services to fund the purchases described herein.

Item 4.	Purpose of Transaction.

September 2021 Subscription Agreement

On October 1, 2021, pursuant to a subscription agreement, dated September 29, 2021 (the “September 2021 Subscription Agreement”), Orilla Asset Management, S.L. purchased from the Issuer 4,278,142 Class A Ordinary Shares for a purchase price of $10.00 per share. Per the September 2021 Subscription Agreement, Orilla Asset Management, S.L. is entitled to certain “piggyback” registration rights.

November 2022 Subscription Agreement

On December 5, 2022, pursuant to a subscription agreement, dated November 29, 2022 (the “November 2022 Subscription Agreement”), Orilla Asset Management, S.L. purchased from the Issuer 3,759,399 Class A Ordinary Shares for a purchase price of $5.32 per share.

June 2023 Subscription Agreement

On June 15, 2023 (the “Closing Date”), pursuant to a subscription agreement, dated June 1, 2023 (the “June 2023 Subscription Agreement” and together with the September 2021 Subscription Agreement and the November 2022 Subscription Agreement, the “Subscription Agreements”), Orilla Asset Management, S.L. purchased from the Issuer 7,751,938 Class A Ordinary Shares (the “PIPE Shares”) for a purchase price of $2.58 per share. Per the June 2023 Subscription Agreement, the Issuer agreed to file with the U.S. Securities and Exchange Commission a registration statement to register the resale of the PIPE Shares within 30 days of the Closing Date.

CUSIP No. N94209108	13D	Page 5 of 8 pages

The foregoing description of the Subscription Agreements do not purport to be complete and are qualified in their entirety by the full text of such agreements, a form of each is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Mr. Riberas in his capacity as a Director of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. N94209108	13D	Page 6 of 8 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 173,136,957 Class A Ordinary Shares outstanding as of June 23, 2023, as provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Orilla Asset Management, S.L.	15,789,479	9.1%	0	15,789,479	0	15,789,479
Francisco José Riberas Mera	15,789,479	9.1%	0	15,789,479	0	15,789,479

Orilla Asset Management, S.L. is the record holder of the Class A Ordinary Shares reported herein. Mr. Riberas is the sole director and controlling shareholder of Orilla Asset Management, S.L., and as such, maintains voting and investment discretion with respect to the securities held. As a result, Mr. Riberas may be deemed to share beneficial ownership of the securities held of record by Orilla Asset Management, S.L.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Ordinary Shares.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Subscription Agreements and is incorporated herein by reference. A form of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. N94209108	13D	Page 7 of 8 pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

2	Form of September 2021 Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 6-K filed on October 1, 2021).

3	Form of November 2022 Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 6-K filed on November 29, 2022).

4	Form of June 2023 Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 6-K filed on June 2, 2023).

CUSIP No. N94209108	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2023

Orilla Asset Management, S.L.

By:	/s/ Francisco Riberas
Name:	Francisco Riberas
Title:	Sole Director

By:	/s/ Francisco Riberas
Name:	Francisco Riberas